Exhibit 99.2

SOFTWARE LICENSE AGREEMENT

This Software License And Distribution Agreement is made as of the 6th day of April, 2022 (the “Effective Date”) by and between SaaS Logistics US, Inc., a Delaware, USA company (“Licensee”) and Guangzhou Yupu Software Technology Co., Ltd. (广州市域普软件科技有限公司), a Chinese company (“Licensor”) (each of Licensee and Licensor, a “Party”). In consideration of the covenants recited below in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	DEFINITIONS.

1.1            “Confidential Information” shall mean all written or oral information, disclosed by either Party to the other, related to the operations of either Party or a third party that has been identified as confidential or that by the nature of the information or the circumstances surrounding disclosure ought reasonably to be treated as confidential.

1.2            “Documentation” all user, technical and operating manuals necessary to enable Licensee to properly install, use and maintain the Software, which will include an identification of all third party software that is embedded in, and used to support, the Software.

1.3            “Intellectual Property Rights” means all intellectual property rights throughout the world, including copyrights, patents, mask works, trademarks, trade secrets, authors’ rights, rights of attribution, and other proprietary rights and all applications and rights to apply for registration or protection of such rights.

1.4            “Licensed Software” or “Software” shall mean the Source Code Version and Object Code Version of the image code software, the associated data models and related documentation now in use by Licensor as more fully described on Schedule A, including, but not limited to, the Documentation.

1.5            “Object Code Version” shall mean the machine-readable code from which a computer can execute the instructions of the Licensed Software.

1.6            “Operative” means conforming in all material respects to performance levels and functional specifications described in the Documentation, specifications and any other Documentation delivered in connection with the Software.

1.7            “Source Code Version” means the human-readable code from which a computer can compile or assemble the Object Code Version of a computer program, together with a description of the procedure for generating the Object Code Version.

1.8            “Territory” means worldwide except Mainland China.

1.9            “Warranty Period” shall mean the period beginning upon the date of delivery of the Software to Licensee in accordance with Section 3.2 and lasting for three (3) months from such date.

2.	LICENSES.

2.1            License. Licensor hereby grants to Licensee a perpetual, exclusive (except as set forth in Section 2.2), irrevocable, fully-paid up, royalty free, assignable, transferable, sublicensable (including through multiple tiers) right and license to (directly or indirectly) modify, copy, reproduce, use, install, publicly perform, sell, offer for sale, host, import, export, evaluate, test, market, distribute (including through subdistributors), modify, develop, create derivative works, translate, port, transform, improve, commercially exploit through any means now known or developed in the future in the Territory, and operate the Software on an unlimited number of computers and to support an unlimited number of users. This license shall also be deemed to grant Licensee the right to grant third parties the right to access the features and functions of the Licensed Software hosted by Licensee. These rights include the right to authorize others to exercise these rights. This license, and all sublicenses thereto, will be limited to the Territory.

2.2            Exclusivity. The license set forth in Section 2.1 shall be exclusive to Licensee except: (a) Licensor shall retain all rights to the Licensed Software in Mainland China, and (b) upon Licensee consent, which shall not be unreasonably withheld, Licensor shall be permitted to continue to host, license, and maintain the Software in the Territory for its customers existing prior to the Effective Date.

2.3            Trademark. During the Term, Licensor grants to Licensee the right to advertise (within the Territory) the Software under the trademarks, marks and trade names that Licensor may adopt from time to time, solely in connection with the distribution of Software pursuant to this Agreement.

2.4            Non-competition. During the Term and for two (2) years thereafter, Licensor shall not, within the Territory, directly or indirectly, develop, market, license, or sell any product or service which competes with any Licensed Software-related product or service sold, offered, or provided by Licensee.

3.	LICENSOR OBLIGATIONS.

3.1            Provision of Product Information. On the Effective Date, Licensor shall deliver to Licensee information describing the Licensed Software in reasonable detail, including descriptions of all material features and functions thereof, general technical specifications related thereto.

3.2            Delivery of Licensee Copies. Within a period of forty-eight (48) hours after the Effective Date, Licensor shall deliver to one or two location(s), collaborative tool(s), and/or repository(ies) in Licensee’s discretion two (2) copies of the Licensed Software and associated Documentation. Licensor will provide (at no additional cost to Licensee) written instructions and such other assistance as Licensee may reasonably require to complete the installation.

3.3            Training. Licensor will provide on-site and/or virtual training in the use of the Software for all users designated by Licensee, upon Licensee request at no additional charge during the Warranty Period.

3.4            Acceptance Testing. After the Licensee installs the Software at Licensee’s premises, Licensee will be entitled to test the Software to determine if it operates in accordance with, and otherwise conforms to, the Documentation. Licensor will provide (at no additional cost to Licensee) such assistance as Licensee may reasonably require to conduct the acceptance test. Licensee will have forty-five (45) days from the date the Software was delivered to conduct the test, and Licensee may use its own internal test procedures and any sample input. No Software shall be deemed to have been accepted unless Licensee notifies Licensor that the Software has successfully passed the acceptance test . Acceptance of the Software shall not be deemed to constitute a waiver by Licensee of any rights it may have based on Licensor’s warranties.

3.5            Acceptance or Rejection. If Licensee determines that the Software successfully operates in accordance with, and otherwise conforms to, the Documentation, Licensee will notify Licensor that Licensee accepts the Software. If Licensee determines that the Software does not operate in accordance with, or otherwise conform to, the applicable Documentation, then Licensee will provide Licensor with a notice describing the nonconformity. Licensor will have ten (10) days from the date it receives Licensee’s notice of nonconformity to correct (at no additional cost to Licensee) the Software. If Licensor redelivers the Software, Licensee will be entitled to repeat the testing process. If (through no fault of Licensee) Licensor fails to deliver a corrected Software within the ten (10) day period or if Licensee determines that the corrected Software does not conform to the Documentation, then Licensee may immediately terminate this Agreement for a full refund.

3.6            Maintenance. Licensor will provide to Licensee and its users support and maintenance for the Software during the Warranty Period, consisting of remote technical assistance and engineer consultation for (i) general help in the use of the Software during Licensee’s normal business hours, (ii) reporting of defects or non-conformities, 24 hours per day, seven days per week, and (iii) prompt problem resolution, in fewer than 48 hours after Licensee’s initial notification.

3.7            Maintenance Log and Reports. For the duration of the Warranty Period, Licensor will maintain a maintenance log setting forth, in reasonable detail, all remedial maintenance and all other services performed on the Software, and Licensor will make such log available to Licensee, upon request.

4.	FEES AND PAYMENTS.

4.1            License Fees. In consideration for the licenses granted to Licensee hereunder and the performance of Licensor’s obligations hereunder, Licensee shall pay to Licensor certain fees as set forth in Schedule B, which fee shall be due and payable as set forth in Schedule B.

4.2            Taxes. All amounts payable hereunder shall include all applicable sales, use and other taxes and all applicable export and import fees, customs duties and similar charges.

5.	OWNERSHIP.

5.1            Licensor understands and acknowledges that Licensee may (i) manage, modify, maintain and update pre-existing data and information, and (ii) generate, manage, modify, maintain and update additional data and information (collectively, “Licensee Data”) using the Software. Licensee Data will be treated as Licensee Confidential Information and Licensee shall retain all right, title and interest in and to all Licensee Data.

5.2            As between the Parties, Licensee shall own all intellectual property it develops, creates, or reduces to practice, which may relate to or derive from the Software, subject to Licensor’s ownership of the Software. Licensee shall have the right to interface the Software and to use it in conjunction with other software, programs, routines, and subroutines developed or acquired by Licensee. Licensor shall have no ownership interest in any other derivative works, software, program, routine, or subroutine developed by Licensee or acquired by Licensee from a third party by virtue of its having been interfaced with or used in conjunction with any Software.

6.	CONFIDENTIALITY RIGHTS AND OBLIGATIONS.

6.1            Ownership of Confidential Information. The Parties acknowledge that during the performance of this Agreement, each Party will have access to certain of the other Party’s Confidential Information or Confidential Information of third parties that the disclosing Party is required to maintain as confidential. Both Parties agree that all items of Confidential Information are proprietary to the disclosing Party or such third party, as applicable, and shall remain the sole property of the disclosing Party or such third party.

6.2            Mutual Confidentiality Obligations. Each Party agrees as follows: (i) to use the Confidential Information only for the purposes described herein; (ii) that such Party will not reproduce the Confidential Information and will hold in confidence and protect the Confidential Information from dissemination to, and use by, any third party; (iii) that neither Party will create any derivative work from Confidential Information disclosed to such Party by the other Party; (iv) to restrict access to the Confidential Information to such of its personnel, agents, and/or consultants, if any, who have a need to have access; and (v) to return or destroy all Confidential Information of the other Party in its possession upon termination or expiration of this Agreement.

6.3            Confidentiality Exceptions. Notwithstanding the foregoing, the provisions of Sections 6.1 and 6.2 shall not apply to Confidential Information that (i) is publicly available or in the public domain at the time disclosed; (ii) is or becomes publicly available or enters the public domain through no fault of the recipient; (iii) is rightfully communicated to the recipient Party by persons not bound by confidentiality obligations with respect thereto; (iv) is already in the recipient’s possession free of any confidentiality obligations with respect thereto at the time of disclosure; (v) is independently developed by the recipient; or (vi) is approved for release or disclosure by the disclosing Party without restriction. Notwithstanding the foregoing, each Party may disclose Confidential Information to the limited extent required (a) in order to comply with the order of a court or other governmental body, or as otherwise necessary to comply with applicable law, provided that the Party making the disclosure pursuant to the order shall first have given written notice to the other Party and made a reasonable effort to obtain a protective order; or (b) to establish a Party’s rights under this Agreement, including to make such court filings as it may be required to do.

7.	WARRANTIES.

7.1            Each Party hereby represents and warrants (i) that it is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) that it has the legal right and authority to enter into and perform its obligations under this Agreement; and (iii) that the execution and performance of this Agreement will not conflict with or violate any provision of any law having applicability to such Party; and (iv) that this Agreement, when executed and delivered, will constitute a valid and binding obligation of such Party and will be enforceable against such Party in accordance with its terms.

7.2            Licensor represents and warrants that the sale, licensing or use of any Software and Documentation furnished under this Agreement do not and shall not infringe, misappropriate or otherwise violate any Intellectual Property Right.

7.3            Licensor hereby represents and warrants that the Software shall be and shall remain Operative.

7.4            Licensor warrants that during the Term of this Agreement, Licensee may use Licensed Software without disturbance in accordance to the license terms set forth herein, subject only to Licensee’s obligations to make the payment required by this Agreement.

7.5            In no event shall Licensor, its representatives or subcontractors or anyone acting on its behalf, disable (or permit or cause any embedded mechanism to disable) the Software owned or utilized by Licensee without the prior written permission of an officer of Licensee.

7.6            Licensor hereby represents and warrants that the Licensed Software does not contain any open source software.

7.7            Licensor hereby represents and warrants that the Licensed Software and any media used to distribute it contain no computer instructions, circuitry or other technological means (“Harmful Code”) whose purpose is to disrupt, damage or interfere with Licensee’s use of its computer and telecommunications facilities for their commercial, test or research purposes. Harmful Code shall include, without limitation, any automatic restraint, virus, worm, Trojan horse, time-bomb, trap-door or other harmful code or instrumentality that will cause the Licensed Software or any other Licensee software, hardware, or system to cease to operate or to fail to conform to its specifications.

7.8            Exclusions of Remedies; Limitation of Liability. EXCEPT WITH RESPECT TO EACH PARTY’S RIGHTS AND OBLIGATIONS UNDER SECTIONS 7 AND 8, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INCIDENTAL, INDIRECT, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, REGARDLESS OF THE NATURE OF THE CLAIM, INCLUDING, WITHOUT LIMITATION, LOST PROFITS, ARISING FROM ANY SOURCE, EVEN IF THE PARTY FROM WHICH SUCH DAMAGES ARE SOUGHT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THIS LIMITATION UPON DAMAGES AND CLAIMS IS INTENDED TO APPLY WITHOUT REGARD TO WHETHER OTHER PROVISIONS OF THIS AGREEMENT HAVE BEEN BREACHED OR HAVE PROVEN INEFFECTIVE.

8.	INDEMNIFICATION.

8.1            Licensor shall defend, indemnify, and hold Licensee and its employees, officers, agents, and affiliates harmless against all costs and reasonable expenses (including reasonable attorneys’ fees), damages, and liabilities arising from Licensor’s material breach of this Agreement or arising out of any claim by a third party that any use or distribution of the Licensed Software and/or Documentation expressly authorized under this Agreement infringes or misappropriates any Intellectual Property Rights under applicable laws, provided that, as a condition of the foregoing obligations of Licensor, Licensee gives Licensor (i) prompt written notice of such claim; (ii) authority to control and direct the defense and/or settlement of such claim; and (iii) such information and assistance as Licensor may reasonably request, at Licensor’s expense, in connection with such defense and/or settlement. Notwithstanding the foregoing, Licensor shall not settle any third-party claim against Licensee unless such settlement completely and forever releases Licensee with respect thereto or unless Licensee provides its prior written consent to such settlement. In any action for which Licensor provides defense on behalf of Licensee, Licensee may participate in such defense at its own expense by counsel of its choice.

8.2            If any Software and/or Documentation furnished under this Agreement becomes, or in Licensee’s or Licensor’s reasonable opinion is likely to become, the subject of any claim, suit, or proceeding arising from or alleging infringement, misappropriation or other violation of, or in the event of any adjudication that such Software and Documentation infringes, misappropriates or otherwise violates any Intellectual Property Right of a third party, Licensor, at its own expense shall take the following actions in the listed order of preference: (a) secure for Licensee the right to continue using the Software and Documentation; or if commercially reasonable efforts are unavailing, (b) replace or modify the Software and Documentation to make it noninfringing; provided, however, that such modification or replacement shall not degrade the operation or performance of the Software and Documentation.

9.	TERM AND TERMINATION.

9.1            This Agreement shall apply and remain in effect from the Effective Date and continue until terminated in accordance with the terms of this Agreement (the “Term”).

9.2            Licensee may terminate this Agreement for its convenience, without cause, at any time following full payment of the License Fee, without further charge or expense upon at least thirty (30) calendar days’ prior written notice to Licensor, and Licensee thereupon shall have no further obligations under this Agreement. Licensor shall not have any obligation to refund any portion of the fees paid to it hereunder as a result of termination for convenience.

9.3            The Parties agree that all Software delivered pursuant to this Agreement and the Documentation therefore constitute “intellectual property” under Section 101(35A) of the Code (11 U.S.C. section 101(35A)). Licensor agrees that if it, as a debtor-in-possession, or if a trustee in bankruptcy for Licensor, in a case under Section 365(n) of Title 11, United States Code (“Bankruptcy Code”), rejects this Agreement, Licensee may elect to retain its rights under this Agreement as provided in Section 365(n) of the Code. Licensee, and any Intellectual Property Rights, licenses or assignments from Licensor of which Licensee may have the benefit, shall receive the full protection granted to Licensee by applicable bankruptcy law. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against Licensor under the Bankruptcy Code, Licensee shall be entitled to a nonexclusive license to the Licensed Software in Mainland China with the same rights set forth in Section 2.1 herein (except nonexclusively within Mainland China).

9.4            The licenses granted in this Agreement shall not terminate for any reason.

9.5            The rights and obligations of the Parties which by their nature must survive termination or expiration of this Agreement in order to achieve its fundamental purposes including, without limitation, the Sections 1, 2, 5, 6, 7.8, 8, 9, and 10, shall survive any termination of this Agreement.

10.	GENERAL PROVISIONS.

10.1          Entire Agreement. This Agreement sets forth the entire agreement and understanding between the Parties hereto with respect to the subject matter hereof and, except as specifically provided herein, supersedes and merges all prior oral and written agreements, discussions and understandings between the Parties with respect to the subject matter hereof, and neither of the Parties shall be bound by any conditions, inducements or representations other than as expressly provided for herein.

10.2          Independent Contractors. In making and performing this Agreement, Licensee and Licensor act and shall act at all times as independent contractors, and, except as expressly set forth herein, nothing contained in this Agreement shall be construed or implied to create an agency, partnership or employer and employee relationship between them. Except as expressly set forth herein, at no time shall either Party make commitments or incur any charges or expenses for, or in the name of, the other Party.

10.3          Notices. All notices required by or relating to this Agreement shall be in writing and shall be sent to the Parties and sent by certified or registered mail, or insured courier, return receipt requested, to the appropriate Party at the address set forth below (as may be updated by the Parties upon written notice in accordance with this Section) and with the appropriate postage affixed. Notices are deemed given two (2) business days following the date of mailing or one (1) business day following delivery to a courier.

10.4          Amendments; Modifications. This Agreement may not be amended or modified except in a writing duly executed by authorized representatives of each Party.

10.5          Assignment; Delegation. Licensor shall not assign any of its rights or delegate any of its duties hereunder without the prior written consent of Licensee, provided that, notwithstanding the foregoing, Licensor may assign this Agreement pursuant to a merger or a sale or all or substantially all of its assets or capital stock. Except as permitted by the foregoing, any attempted assignment or delegation shall be null, void and of no effect.

10.6          No Third-Party Beneficiaries. The Parties acknowledge that the covenants set forth in this Agreement are intended solely for the benefit of the Parties, their successors and permitted assigns. Nothing herein, whether express or implied, shall confer upon any person or entity, other than the Parties, their successors and permitted assigns, any legal or equitable right whatsoever to enforce any provision of this Agreement.

10.7          Severability. If any provision of this Agreement is invalid or unenforceable for any reason in any jurisdiction, such provision shall be construed to have been adjusted to the minimum extent necessary to cure such invalidity or unenforceability. The invalidity or unenforceability of one or more of the provisions contained in this Agreement shall not have the effect of rendering any such provision invalid or unenforceable in any other case, circumstance or jurisdiction, or of rendering any other provisions of this Agreement invalid or unenforceable whatsoever.

10.8          Waiver. No waiver under this Agreement shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of such waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described therein and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Any delay or forbearance by either Party in exercising any right hereunder shall not be deemed a waiver of that right.

10.9          Force Majeure. Except with respect to payment obligations hereunder, if a Party is prevented or delayed in performance of its obligations hereunder as a result of circumstances beyond such Party’s reasonable control, including, by way of example, war, riot, fires, floods, epidemics, or failure of public utilities or public transportation systems, such failure or delay shall not be deemed to constitute a material breach of this Agreement, but such obligation shall remain in full force and effect, and shall be performed or satisfied as soon as reasonably practicable after the termination of the relevant circumstances causing such failure or delay.

10.10        Governing Law; Venue. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, USA, without regard to conflicts of law principles thereof or to the United Nations Convention on the International Sale of Goods. Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be subject to the exclusive jurisdiction of the courts of the State of Arizona, County of Phoenix or applicable federal courts with jurisdiction over this matter and each Party consents to the jurisdiction of such courts.

10.11        Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one agreement.

10.12        Headings. The headings in this Agreement are inserted merely for the purpose of convenience and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this document as of the Effective Date.

Guangzhou Yupu Software Technology Co., Ltd.		SaaS Logistics US, Inc.

Name:	/s/ Rui Song	Name:	/s/ Chris Palmer
Title:	Chief Executive Officer	Title:	Chief Financial Officer